December 13, 2012

Larry Spirgel, Assistant Director

Christy Adams

Terry French

Celeste M. Murphy

Ajay Koduri

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR AND FEDERAL EXPRESS

Re:

Privileged World Travel Club, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed November 29, 2012

File No. 333-183743

Dear Mr. Spirgel, Ms. Adams, Mr. French, Ms. Murphy, and Mr. Koduri:

This letter is written on behalf of Privileged World Travel Club, Inc., (the “Company”), and responds to the letter of the Commission staff (the “Staff”) dated December 7, 2012 (the “Comment Letter”), with regard to the above-referenced Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 (the “Registration Statement” or “S-1”), SEC File No. 333-183743, and contains the Company’s responses to the Staff’s comments.

The Company has filed today an amendment to the Registration Statement (“Amendment No. 4”) to respond to the Staff’s comments and to provide additional information.  A paper copy of Amendment No. 4, redlined to show changes to the original Registration Statement, has also been provided for your convenience.

For your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response.  All references in the Company’s responses to pages and captioned sections in the Registration Statement are to Amendment No. 4.  Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 4.

General

Comment No. 1. We note your response to comment 1 from our letter dated November 16, 2012. Please explain whether Triton Distribution Systems, Inc. would be considered your parent company under Rule 405 of the Securities Act and, if you do not believe so, tell us why.

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com

www.privilegedworldtravel.com

Response to Comment No. 1

Management of the Company has reviewed Rule 405 and the definitions of “Parent,” “Control,” and “Affiliate” as they relate to the relationship between the Company and Triton Distribution Systems, Inc.  (The definitions are included for the Staff’s convenience.)

Parent. A "parent" of a specified person is an affiliate controlling such person directly, or indirectly through one or more intermediaries.

Control. The term "control" (including the terms "controlling," "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

Affiliate. An "affiliate" of, or person "affiliated" with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

The Company also presents the following facts (as outlined in the Registration Statement and responses to prior comment letters):

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As noted in response to Comment No. 1 to the Staff’s letter dated November 16, 2012, and as described in the Registration Statement, the Company (then called APEX 4 Inc.) was formed in May 2012 by Richard Chiang, who, at the time of formation, issued 10,000,000 shares of the Company’s common stock to himself.  At the time of the formation of the Company, there was no relationship between Triton and Mr. Chiang.

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On July 17, 2012, Richard Chiang, the sole director and stockholder of the Company, appointed Gregory Lykiardopoulos, Chairman and CEO of Triton, as a director of the Company.  Subsequently, on July18, 2012, Mr. Chiang and Mr. Lykiardopoulos entered into a Stock Purchase Agreement whereby Mr. Lykiardopoulos purchased the 10,000,000 shares for a purchase price of $40,000 from Mr. Chiang, which constituted 100% of the issued and outstanding shares of the Company’s common stock.  Mr. Chiang then resigned from all positions with the Company.

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Mr. Lykiardopoulos subsequently assigned and sold the 10,000,000 shares to Triton, which agreed to the cancellation of 1,875,000 shares.  As a result of these transactions, Triton became the sole stockholder of the Company, owning 8,125,000 shares (100%) of the Company’s outstanding common stock.

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Subsequently, on July 19, 2012, the Company’s Board of Directors granted an aggregate of 4,730,625 shares of the Company’s common stock to ten individuals and entities who had provided services to the Company, Triton, or Privileged, Inc., a Nevada corporation (“Privileged Nevada”), an entity owned by Triton.  Following these issuances, Triton retained ownership of approximately 63% of the issued and outstanding shares.

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Additionally, in September 2012, the Company issued shares of common stock to certain of Triton’s creditors in exchange for their right to receive payment under obligations owed by Triton.   The aggregate amount of shares of common stock issued to former Triton creditors was 5,595,500.

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Following these issuances, Triton’s ownership percentage fell to approximately 44% of the total issued and outstanding shares.  Following these issuances, Triton no longer had voting control over Privileged.

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At the time the Registration Statement was filed, Triton’s ownership percentage was approximately 44% of the total issued and outstanding shares, and it remains at that level today.

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At all times described above, Gregory Lykiardopoulos was the Chief Executive Officer and Chairman of both Privileged and Triton.

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com

www.privilegedworldtravel.com

The definition of “parent” in Rule 405 appears to come down to whether there is a person or entity with the power to direct or cause the direction of the management and policies of an entity (rather than strictly relating to a particular percentage ownership alone).  As noted, Mr. Lykiardopoulos is the principal executive officer and Chairman of both entities.  As such, he (an individual) could be deemed to be the “parent” of both companies because of his control.

There is no question that Triton, Privileged, and Mr. Lykiardopoulos are closely linked, through stock ownership (Triton owning non-controlling shares of Privileged), contracts (License Agreement and List Purchase Agreement between Privileged and Triton), and management (with Mr. Lykiardopoulos being the Chairman and CEO of both entities).  All of these facts are disclosed and discussed throughout the Registration Statement.

However, despite the interrelatedness of the parties, Management believes that the resale by Privileged’s shareholders pursuant to the registration statement remains distinctly different from the situations outlined in Compliance Disclosure and Interpretations 612.15 (“C&DI 612.15”), referenced in the Staff’s prior comment letter.

C&DI 612.15 consists of the following fact pattern:

A parent company (“Parent”) with minimal operations and a broad shareholder base intends to create a subsidiary (“Sub”) with no significant operations.  Parent would then spin the shares of Sub out to the shareholders of Parent.  (This would have the effect of giving the Sub a shareholder base of 750 shareholders.)  The broadly-held Sub would then merge with a private operating company (the “Target”) with 20 shareholders.  Following the merger, about 95% of the equity of the surviving entity (“MergerCo”) would be owned by the shareholders of Target, 4% would be owned by the shareholders of Parent, and 1% would be owned by the insiders of the Parent.  Two 1933 Act registration statement would be filed to cover the shares issued in the spin off and the merger.

Privileged’s situation differs materially and significantly from the facts of C&DI 612.15, as follows:

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Triton did not “create a subsidiary” and importantly had nothing to do with the formation of the Company.  As noted throughout the Registration statement and in response to prior Comment Letters, Richard Chiang created APEX 4 Inc. in May 2012.  (APEX 4’s name was subsequently changed to Privileged World Travel Club, Inc., following Mr. Chiang’s departure from the Company.)  There was at the time of formation, and continues to be, no relationship between Mr. Chiang and Triton or between Mr. Chiang and Mr. Lykiardopoulos, other than the purchase of the shares.  Instead, Mr. Lykiardopoulos purchased the outstanding shares of APEX 4 from Mr. Chiang following the filing by APEX 4 of a registration statement on Form 10, and the clearing of comments on the Form 10 following a review by the Staff.

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There was no plan by Triton to engage in a transaction such as outlined in C&DI 612.15.  The Triton shareholders, of which there are approximately 286 of record, and numerous beneficial owners, will not participate in any transactions with Privileged, Privileged’s common stock, or the operations of Privileged.  Similarly, the Privileged shareholders will not participate in any transactions with Triton or its shares.  Indeed, the Registration Statement includes the following disclosure: “Neither this Prospectus nor the Registration Statement of which it is a part relate to any shares of Triton common stock or the business of Triton, other than in connection with Triton’s role as a shareholder or contract partner of Privileged.”

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com

www.privilegedworldtravel.com

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Triton did not, and has no plans to, issue shares of Privileged’s common stock to any of the shareholders of Triton, either as a dividend or other type of distribution.

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There has been no spin-off transaction by Triton, in which Triton distributes the shares of Privileged owned by it to its shareholders, and no such spin-off transaction, or any similar transaction, is planned.

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As a result, Privileged is not broadly owned by the shareholders of Triton (other than the few employees and consultants of Privileged who also happen to be shareholders of Triton).  As noted, Triton is broadly held, with approximately 286 shareholders of records, and the actual number of beneficial owners much higher.  There are very few shareholders of Triton who also happen to be shareholders of Privileged.  These individuals, however, received their shares for services provided, in privately negotiated transactions, rather than through a dividend or other type of general distribution.

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Privileged did not merge with another entity, or with Triton.  Since Mr. Lykiardopoulos’s purchase of the shares from Mr. Chiang, Privileged has commenced operations, entered into agreements, negotiated contracts and service agreements, and attempted to raise capital, all being done as Privileged World Travel Club, Inc.  There has been no merger transaction to date, no acquisition or similar transaction, and none is planned.

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The stockholders of Privileged and the stockholders of Triton are, with a very few exceptions, completely different groups.

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The stockholders of Privileged received their shares of Privileged for value, rather than through a dividend or other distribution transaction.  Certain of Privileged’s shareholders received shares for providing valuable services to the Company at a time when it did not have the capital to pay cash for such services, while others received their shares in exchange for promissory notes issued by Triton between three and four years ago.  The prior investments of these noteholders in Triton were not done with a view to, or in any way in contemplation of, a subsequent issuance of shares of Privileged common stock.  As described further in response to Comment 2 below, the Triton notes were all in default at the time that Privileged attempted to give provide some value to the Triton noteholders by issuing shares of Privileged common stock in exchange for the aged and defaulted notes.  Privileged acquired the notes with a view to being able to collect on the notes from Triton as Triton received royalties from the License Agreement, and as it was able to grow its operations.

At the risk of repeating what has been provided in response to prior comments on the subject of the relationship between Privileged and Triton, and whether the offering by the Privileged shareholders is a true secondary offering or should be viewed as an indirect primary offering, the Company can only point to the language in C&DI 612.09, which sets forth the “Division’s interpretations of the rules adopted under the Securities Act.”  C&DI 612.09 notes:

The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com

www.privilegedworldtravel.com

The Company, in its letter dated October 19, 2012, to the Staff’s first comment letter (dated October 3, 2012), applied each of the factors listed in C&DI 612.09 to the facts surrounding Privileged’s Selling Stockholders, and illustrated how each factor supported Management’s conclusion that the offering is a true secondary offering by the selling stockholders, both individually and in the aggregate.  Additionally, in the Company’s letter dated November 29, 2012, the Company highlighted what management believes to be the two key factors: (1) that the Triton noteholders (a majority of the Selling Stockholders) invested in Triton between 3-4 years ago, with no new proceeds or consideration to Privileged, and that the remaining Selling Stockholders provided valuable services (not related to developing a public market as in C&DI 612.14); and (2) that none of the Selling Stockholders purchased from the Company with a view to, nor are they offering or selling for the Company in connection with, the distribution of any security.

Having distinguished the hypothetical facts in C&DI 612.15 from those of Privileged, and in light of the tests set forth in Section 612.09 and their applicability to the Selling Stockholders in the Registration Statement, Management respectfully suggests that the offering by the Selling Stockholders should be characterized as a secondary offering, rather than an indirect primary offering conducted by the Selling Stockholders on behalf of, or for the account of, the Company.

Comment No. 2. We note your responses to comments 2 and 7 from our letter dated November 16, 2012. Please tell us the material terms of the notes that had been held by the Triton Creditor Selling Stockholders, including when these notes were due and whether they were in default at the time the Triton Creditor Selling Stockholders exchanged the notes for shares of Privileged.

Response to Comment No. 2

The Company has revised the registration statement to include information about the notes that had been held by the Triton Creditor Selling Stockholders.  By way of information to the Staff, the Notes bore interest at rates ranging from 10% to 18%, were originally issued between February 2008 and January 2009, had terms ranging from two weeks to 14 months, were due between January 2008, and December 2009, and were all in default at the time of the issuance of the shares in exchange for the Notes.

Comment No. 3. We note your response to comment 4 from our letter dated November 16, 2012 and note the disclosures throughout the prospectus that suggest that you are still a shell company. For instance, the cover page states that you have “no operations,” the first risk factor on page 10 states that you have not yet begun operations, and the first paragraph on page 39 refers to “[w]hen we commence operations,” among other instances. Revise the prospectus to consistently disclose the current status of Privileged.

Response to Comment No. 3

The Company has revised the disclosures in Amendment No. 4 to consistently state that the Company has commenced operations, and to clarify that it has not yet (as of the date of Amendment No. 4) begun to generate revenues.  The Company notes that the descriptions of the assets acquired, the contracts into which the Company has entered, the conditional investment of $5,000,000 into the Company, and the ongoing negotiations with vendors of the perquisites of the various levels of Membership in the Travel Club disclose that the Company has commenced its operations, but the Company has revised the instances noted by the Staff and others which could lead to confusion by a reader as to the status of the Company’s operations.

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com

www.privilegedworldtravel.com

Comment No. 4. We note your response to comment 4 from our letter dated November 16, 2012. Please revise to state you believe you were no longer a shell as of October 11, 2012 and the basis for that belief.

Response to Comment No. 4

The Company has revised its disclosure relating to its status as a shell company to clarify that Management believes that the Company, by filing the “super 8-K” on August 28, 2012, had provided “Form 10” information about the Company, its assets, its contracts, and its planned operations.  The Company also clarified the statements in the October 10, 2012, Current Report, where Management reiterated its belief that the Company was no longer a shell company, and that the agreements and transactions described in the October 10, 2012, Current Report, together with the information in the “super 8-K” constituted Form 10 information, pursuant to which the Company had exited shell company status as of October 11, 2012.

Prospective Member List Purchase Agreement, page 25

Comment No. 5. We note your response to comment 9 from our letter dated November 16, 2012. Please describe with greater specificity, here and in the Management’s Discussion and Analysis section, the terms of the note receivable for $30,700.

Response to Comment No. 5

The Company has revised its disclosure, both on page 25 under the heading “Prospective Member List Purchase Agreement” and in the Management’s Discussion and Analysis section to include the terms of the note receivable.  Specifically, the disclosure has been revised to explain that the fair value of the potential member list was $30,700, which was the price paid by Triton to acquire the member list, and that the $5,595,500 in notes that were canceled were those notes that were received from the Triton Noteholders in exchange for the Company’s issuance of shares of restricted common stock.

Travel Services Agreement, page 26

Comment No. 6. We note your response to comment 10 from our letter dated November 16, 2012. Please revise your description in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 46 to clearly describe how you will generate revenue directly from the agreement with CIGT. For example, you should clarify in this section that CIGT will pay a fee to you for all booked travel once the website is operational. Additionally, you should clarify if the “Covered Travelers” will be required to purchase a membership and pay the fees as described on pages 29-31 and if you will generate any other revenue directly from this agreement. Further explain to what degree you expect each of these revenue sources to contribute to total revenue in the future.

Response to Comment No. 6

The Company has revised the description of the Travel Services Agreement in the Business section and in the  Management’s Discussion and Analysis section to include a more complete description of how the Company plans to generate revenues.  The Company has included a more full description about the Company’s three principal sources of revenues, including the Travel Services Agreement with CIGT.  The Company has also clarified that the “Covered Travelers” who purchase travel through CIGT will not be required to become Members of the Privileged Travel Club, and the reasons therefor, as well as providing additional information about the services that CIGT will provide to the Covered Travelers.  Finally, the Company has included its best projections about the anticipated significance of each of these sources of revenues, although there can be no guarantee that the Company’s revenues will meet or comport with such projections.

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com

www.privilegedworldtravel.com

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

Comment No. 7. We note your response to comment 12 from our letter dated November 16, 2012 and that you included some revised disclosures in your risk factors on page 14. Please revise your disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations to clearly describe how Privileged will generate revenue, as you did in response to comment six, explaining the three principal sources of expected revenue.

Response to Comment No. 7

As noted in response to Comment No. 6, the Company has augmented its disclosures relating to how the Company plans to generate revenues, including the three principal sources of revenues.

Statements of Stockholders’ Equity for the period from May 18, 2012 to September 30, 2012

Comment No. 8. We note from the disclosures on page 4, that you entered into the List Purchase Agreement with Triton on October 10, 2012. In this regard, please tell us why the loss on extinguishment was recorded as of September 30, 2012.

Response to Comment No. 8

The Company issued shares of common stock to certain of Triton’s creditors in exchange for their right to receive payment under obligations owed by Triton.   The aggregate amount of shares of common stock issued to former Triton creditors was 5,595,500, and the amount of obligations given to the Company in exchange for the shares was $5,595,500 which was recorded by the Company as promissory notes receivable.  These notes were all past due, and bore interest at rates ranging from 10% to 18%.  On or about September 26, 2012, the Company and Triton agreed that Triton would sell a list of potential members to the Company, and the Company agreed to the cancellation and return to Triton of the $5,595,000 promissory notes.  On October 10, 2012, the Company entered into the Prospective Member List Purchase Agreement that memorialized the prior verbal agreement with Triton.  Although the agreement was not formally signed until October 10, 2012, the transaction was substantially completed by September 30, 2012; therefore, the Company recorded a loss in the amount of $5,564,800 as a reduction in additional paid in capital and reduced the carrying value of the note receivable to $30,700 at September 30, 2012.

The Company has revised its disclosure relating to the List Purchase Agreement to clarify the timing of the prior verbal agreement, and the accounting for the transaction.

Exhibit 5.1 Opinion re: Legality

Comment No. 9. We have the following comments on counsel’s legality opinion:

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The first paragraph of counsel’s opinion references the 910,056 shares of common stock “to be issued and sold by selling stockholders.” However, these shares should have already been issued. Please remove “to be issued” or advise us as to the status of the shares.

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Counsel’s assumptions in paragraphs (a), (b), and (c) in the third paragraph are not appropriate because they concern determinations counsel must make to conclude that the shares being registered for resale are legally issued, fully paid, and non-assessable. Please have counsel remove these assumptions.

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Please have counsel revise its opinion in the fifth paragraph to clearly state the shares being registered for resale are currently legally issued, fully paid, and non-assessable.

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com

www.privilegedworldtravel.com

Response to Comment No. 9

The Company has revised the opinion as requested by the Staff and has filed the revised opinion with Amendment No. 4.

Conclusion

Effectiveness of this Registration Statement is critical to the Company.  As noted in the Registration Statement, the Company has an investor willing to provide $5,000,000 in funding to the Company upon the effectiveness of this Registration Statement.  As such, the Company respectfully requests the Staff to review this response letter as quickly as possible, with a view to the Commission allowing the registration statement to go effective as early as December 21, 2012.  The Company will file a formal request for acceleration of effectiveness upon confirmation from the Staff that no further revisions to the registration statement are required.

Additionally, the Company also acknowledges that requests for acceleration of the effective date of the Registration Statement must be submitted at least two business days in advance of the requested effective date.

Finally, the undersigned acknowledges, on behalf of the Company:

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should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gregory Lykiardopoulos, Chairman of the Company, or Park Lloyd, counsel to the Company, at (801) 415-3000, if you have any additional questions or wish to discuss any matters with respect to this letter or Amendment No. 3.

Very truly yours,

Privileged World Travel Club, Inc.

By:   /s/ Gregory Lykiardopoulos

Gregory Lykiardopoulos, Chairman

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com

www.privilegedworldtravel.com